Exhibit 6.5

Cloudastructure, Inc.

June 29, 2024

To: James McCormick

James,

On behalf of Cloudastructure, Inc. (the “Company”), I would like to extend an offer for you to join the Company as its Chief Executive Officer in addition to your current position as member of its board of directors (the “Board”). Your background and experience will be very valuable as we pursue our plans to become a public reporting company.

The compensation for the position of CEO will be:

•	$160,000 annual cash compensation (“Base Salary”) until the Company has raised at least $5MM in additional financing, at which time your compensation pay will be increased to $295,000.

•	up to 50% discretionary annual bonus plan (based on annual Base Compensation). Bonus is subject to achievement of performance targets (which shall be determined in good faith by the Compensation Committee upon consultation with management) and shall be awarded at the sole discretion of the Board.

•	Equity compensation (to be determined in good faith) and to be granted upon the expansion of the Company’s option pool; subject to customary protective provisions.

•	In the event of termination without cause, you will receive 6 months’ severance, based on your Base Compensation in effect, payable in installments.

Your compensation will be reviewed annually.

Please contact me with any questions. We look forward to you joining our executive team at this exciting time.

Sincerely,	Accepted 6/29/2024

/s/ Ruba Qashu	/s/ James McCormick
Ruba Qashu, Board Member	James McCormick

150 SE 2nd Ave Suite 300, Miami, FL 33131      www.Cloudastructure.com      +1.650.644.4160